SECURITIES AND EXCHANGE COMMISSION

Release No. IC-33270; File No. 812-14862

Audax Credit BDC Inc., et al.; Notice of Application

October 12, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application for an order under sections 17(d) and 57(i) of the Investment Company

Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit a business development

company ("BDC") and certain closed-end investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: Audax Credit BDC Inc. (the "Company"), Audax Credit Strategies (SCS), L.P.

("SCS"), Audax Credit Opportunities (SBA), LLC ("SBA"), Audax Senior Debt (MP), LLC

("MP"), Audax Senior Debt (WCTPT), LLC ("WCTPT"), Audax Senior Debt (AZ), LLC

("AZ"), Audax Senior Loan Fund I, L.P. ("SLF I"), Audax Senior Loan Fund I (Offshore), L.P.

("SLF I(O)"), Audax Senior Loan Fund, L.P. ("SLF"), Audax Senior Loan Fund III, L.P. ("SLF

III"), Audax Senior Loan Fund III (Offshore), L.P. ("SLF III(O)"), Audax Senior Loan Fund

(ST), LP ("SLF(ST)"), Audax Direct Lending Solutions Fund-A, L.P. ("Direct Lending-A"),

Audax Direct Lending Solutions Fund-B, L.P. ("Direct Lending-B"), Audax Direct Lending

Solutions Fund-C, L.P. ("Direct Lending-C"), Audax Direct Lending Solutions Fund-D, L.P.

("Direct Lending-D" and, collectively with SCS, SBA, MP, WCTPT, AZ, SLF I, SLF I(O), SLF,

SLF III, SLF III(O), SLF(ST), Direct Lending-A, Direct Lending-B, and Direct Lending-C, the "Private Funds"), and Audax Management Company (NY), LLC (the "Company Adviser," and collectively with the Company and the Private Funds, the "Applicants").

Filing Dates: The application was filed on December 29, 2017 and amended on June 14, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 6, 2018 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 101 Huntington Avenue, Boston, Massachusetts 02199.

FOR FURTHER INFORMATION: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company was organized as a corporation under the General Corporation Law

of the State of Delaware on January 29, 2015 and elected to be treated as a BDC[1] through a

notification of election to be subject to sections 55 through 65 of the Act on Form N-54A. The

Company's "Objectives and Strategies"[2] are to generate current income and, to a lesser extent,

long-term capital appreciation by investing primarily in senior secured debt of privately owned

U.S. middle-market companies. The Company has a five-member board of directors (the

"Board"), of which three members are not "interested persons" of the Company within the

meaning of section 2(a)(19) of the Act (the "Non-Interested Directors"). No Non-Interested

Director will have any direct or indirect financial interest in any Co-Investment Transaction

(defined below) or any interest in any portfolio company, other than indirectly through share

ownership (if any) in the Company or a Future Regulated Fund (defined below).

2.   SCS was formed as a Delaware limited partnership on March 10, 2014 and would

be an investment company but for the exclusion from the definition of investment company

provided by section 3(c)(7) of the Act. SCS's investment objective is to invest primarily in a

portfolio of secured and unsecured loans and other debt instruments, seeking low volatility,

principal protection and current income. SCS has an investment strategy that is similar to the

Company's investment strategy.

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[1]   Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   "Objectives and Strategies" means, with respect to a Regulated Fund (defined below), the investment objectives and strategies of such Regulated Fund, as described in such Regulated Fund's registration statement, other filings the Regulated Fund has made with the Commission under the Act, Securities Act of 1933 (the "1933 Act"), or under the Securities Exchange Act of 1934, or in the Regulated Fund's reports to stockholders.

3.   SBA was formed as a Delaware limited liability company on March 10, 2010 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. SBA's investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. SBA has an investment strategy that is similar to the Company's investment strategy.

4.   MP was formed as a Delaware limited liability company on June 28, 2017 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. MP's investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. MP has an investment strategy that is similar to the Company's investment strategy.

5.   WCTPT was formed as a Delaware limited liability company on October 25, 2011 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. WCTPT's investment objective is to invest in a portfolio of first lien senior secured loans, seeking low volatility, principal protection and current income for WCTPT. WCTPT has an investment strategy that is similar to the Company's investment strategy.

6.   AZ was formed as a Delaware limited liability company on November 20, 2017 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. AZ's investment objective is to invest primarily

in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. AZ has an investment strategy that is similar to the Company's investment strategy.

7.   SLF I was formed as a Delaware limited partnership on July 23, 2007 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. SLF I's investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. SLF I has an investment strategy that is similar to the Company's investment strategy.

8.   SLF I(O) was formed as a Cayman Islands exempted limited partnership on October 2, 2007 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. SLF I(O)'s investment objective is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. SLF(IO) has an investment strategy that is similar to the Company's investment strategy.

9.   SLF was formed as a Delaware limited partnership on August 10, 2012 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. The investment objective of SLF is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. SLF has an investment strategy that is similar to the Company's investment strategy.

10.   SLF III was formed as a Delaware limited partnership on January 19, 2016 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. The investment objective of SLF III is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. SLF III has an investment strategy that is similar to the Company's investment strategy.

11.   SLF III(O) was formed as a Cayman Islands exempted limited partnership on May 25, 2016 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. The investment objective of SLF III(O) is to invest primarily in a portfolio of first lien senior secured loans to North American middle market companies, although a portion of the its portfolio may be invested in mezzanine, second lien, distressed and other securities or instruments, including securities or instruments of non-North American companies. SLF III(O) has an investment strategy that is similar to the Company's investment strategy.

12.   SLF (ST) was formed as a Delaware limited partnership on May 16, 2018 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. The investment objective of SLF (ST) is to invest primarily in a portfolio of secured and unsecured loans and other debt instruments, seeking low volatility, principal protection and current income. SLF (ST) has an investment strategy that is similar to the Company's investment strategy.

13.   Direct Lending-A, Direct Lending-B and Direct Lending-C were each formed as a Delaware limited partnership on October 12, 2017, October 12, 2017 and April 5, 2017, respectively, and each would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. Direct Lending-D was formed as a Cayman Islands exempted limited partnership on April 10, 2018 and would be an investment company but for the exclusion from the definition of investment company provided by section 3(c)(7) of the Act. The investment objective of each of Direct Lending-A, Direct Lending-B, Direct Lending-C, and Direct Lending-D is to engage in direct lending to private middle market companies based in the United States and Canada through a variety of structures, and primarily via unitranche and stretch senior secured loans, with selected positions in senior secured first or second lien loans, equity and similar investments.   The investment strategy of each of Direct Lending-A, Direct Lending-B, Direct Lending-C, and Direct Lending-D overlaps with the Company's investment strategy.

14.   The Company Adviser, a Delaware limited liability company and an investment adviser registered with the Commission under the Investment Advisers Act of 1940 ("Advisers Act"), serves as investment adviser to both the Company and each of the Private Funds. Under the investment advisory agreements of the Company and the Private Funds, the Company Adviser manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity, subject, in the case of the Company, to the oversight of its Board.

15.   Applicants seek an order ("Order") to permit one or more Regulated Funds[3] and/or one or more Affiliated Funds[4] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[5] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.[6] "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary)

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[3]   "Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means (a) the Company Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with the Company Adviser or its successor and is registered as an investment adviser under the Advisers Act. The term "successor," as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4]   "Affiliated Fund" means the Private Funds and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

[5]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the 1933 Act.

[6]   The term "Wholly-Owned Investment Subsidiary" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or compliance purposes under the Act) on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act.

could not participate together with one or more Affiliated Funds and/or one or more other

Regulated Funds without obtaining and relying on the Order.[7]

16. Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subsidiaries. Such a subsidiary would be prohibited from investing

in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be

a company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule

17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to

participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the

Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for

purposes of the requested Order, as though the parent Regulated Fund were participating

directly. Applicants represent that this treatment is justified because a Wholly-Owned

Investment Subsidiary would have no purpose other than serving as a holding vehicle for the

parent Regulated Fund's investments and, therefore, no conflicts of interest could arise between

a Regulated Fund and its Wholly-Owned Investment Subsidiary. The applicable Regulated

Fund's Board would make all relevant determinations under the conditions with regard to a

Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the

Regulated Fund's Board would be informed of, and take into consideration, any proposed use of

a Wholly-Owned Investment Subsidiary in the Regulated Fund's place. If the Regulated Fund

proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned

Investment Subsidiaries, the Board will also be informed of, and take into consideration, the

relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

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[7] All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

17.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"), and other pertinent factors applicable to that Regulated Fund. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in the Co-Investment Transaction.

18.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[8] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

19.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such

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[8]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible

Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its

approval of pro rata dispositions and Follow-On Investments with the result that all dispositions

and/or Follow-On Investments must be submitted to the Eligible Directors.

20.   Applicants also represent that if the Advisers, the principals of the Advisers

("Principals"), or any person controlling, controlled by, or under common control with an

Adviser or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the

aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the "Shares"),

then the Holders will vote such Shares as required under condition 14. Applicants believe this

condition will ensure that the Non-Interested Directors will act independently in evaluating the

Co-Investment Program, because the ability of the Advisers or the Principals to influence the

Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors

can be removed will be limited significantly. Applicants represent that the Non-Interested

Directors will evaluate and approve any such independent third party, taking into account its

qualifications, reputation for independence, cost to the stockholders, and other factors that they

deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from

participating in joint transactions with the BDC or a company controlled by a BDC in

contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any

person who is directly or indirectly controlling, controlled by, or under common control with a

BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Funds and

Affiliated Funds could be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2. Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3. Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

<u>Applicants' Conditions</u>:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and

Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their

consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or

one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential

Co-Investment Transaction, a Required Majority concludes that:

  (i)   the terms of the Potential Co-Investment Transaction, including the consideration

  to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not

  involve overreaching in respect of the Regulated Fund or its stockholders on the part of

  any person concerned;

  (ii)   the Potential Co-Investment Transaction is consistent with:

      (A) the interests of the Regulated Fund's stockholders; and

      (B) the Regulated Fund's then-current Objectives and Strategies;

  (iii)   the investment by any other Regulated Funds or Affiliated Funds would not

  disadvantage the Regulated Fund, and participation by the Regulated Fund would not be

  on a basis different from or less advantageous than that of any other Regulated Funds or

  Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not

  the Regulated Fund itself, gains the right to nominate a director for election to a portfolio

  company's board of directors or the right to have a board observer or any similar right to

  participate in the governance or management of the portfolio company, such event shall

  not be interpreted to prohibit the Required Majority from reaching the conclusions

  required by this condition (2)(c)(iii), if:

      (A) the Eligible Directors will have the right to ratify the selection of such

      director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[9] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[9]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

7.

    (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

    (i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

    (ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

    (b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

    (c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.

(a)   If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the co-investment transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[10] (including break-up or commitment fees but excluding broker's fees contemplated section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the

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[10]   The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the

Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or

Affiliated Funds will receive additional compensation or remuneration of any kind as a result of

or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated

Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other

compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment

advisory fees paid in accordance with the investment advisory agreements between such Adviser

and the Regulated Fund or Affiliated Fund).

14.   If the Holders own in the aggregate more than 25% of the Shares of a Regulated

Fund, then the Holders will vote such Shares as directed by an independent third party when

voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other

matter under either the Act or applicable state law affecting the Board's composition, size or

manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4)

under the Act, will prepare an annual report for the Board of such Regulated Fund that evaluates

(and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and

conditions of the application and procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary